Exhibit 99.2

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three Months Ended March 31, 2010

This Management’s Discussion and Analysis should be read in conjunction with Silver Wheaton Corp.’s (“Silver Wheaton” or the “Company”) interim unaudited consolidated financial statements for the three months ended March 31, 2010 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). In addition, the following should be read in conjunction with the 2009 audited consolidated financial statements, the related Management’s Discussion and Analysis and the 2009 Annual Information Form as well as other information relating to Silver Wheaton on file with the Canadian provincial securities regulatory authorities and on SEDAR at www.sedar.com. This Management’s Discussion and Analysis contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of May 12, 2010.

Highlights

  Net earnings almost tripled to $44.6 million ($0.13 per share), compared to $15.1 million ($0.06 per share) in 2009.

  Operating cash flows increased 149% to $57.6 million ($0.17 per share), compared with $23.1 million ($0.09 per share) in 2009.

  Attributable silver equivalent production of 5.5 million ounces (4.9 million ounces of silver and 7,700 ounces of gold), representing an increase of 68% over the comparable period in 2009.

  Silver equivalent sales of 5.0 million ounces (4.4 million ounces of silver and 8,600 ounces of gold), representing an increase of 58% over the comparable period in 2009.

  Total cash costs of $4.04 per silver equivalent ounce, compared to $3.97 per ounce in 2009.

  Cash operating margin increased by 66% to $13.16 per silver equivalent ounce, compared to $7.93 per ounce in 2009.

  As at March 31, 2010, approximately 1.4 million silver equivalent ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts.

  Recorded first silver sales attributable to the sulphide process line at Goldcorp’s Peñasquito mine in Mexico. Silver production at Peñasquito met expectations during the quarter and is anticipated to ramp up as the year progresses. Annual production attributable to Silver Wheaton from the mine is expected to average approximately 7 million ounces of silver over the estimated 22 year mine life.

  On February 11, 2010, the Company entered into an agreement with Augusta Resource Corporation (“Augusta”) to acquire an amount equal to 100% of the life of mine silver and gold production from its Rosemont Copper project (“Rosemont”) in the United States. The Company will make total upfront cash payments of $230 million payable in installments to partially fund construction of the mine commencing once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of Rosemont. In addition, a per ounce cash payment of the lesser of $3.90 per ounce of silver and $450 per ounce of gold (both subject to an inflationary adjustment) or the prevailing market price is due, for silver and gold delivered under the agreement. Augusta anticipates that key operating permits will be received in 2011 and has provided a completion guarantee with certain minimum production criteria required to be met by specific dates.

  On February 25, 2010, the Company elected to convert the debenture with Pan American Silver Corp. ("Pan American") into an agreement to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project located in Argentina. Silver Wheaton will make total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction. In addition, a per ounce cash payment of $4.00 is due for silver delivered under the agreement. Silver Wheaton and Pan American expect to finalize the definitive terms of the silver purchase agreement by the end of 2010.

SILVER WHEATON FIRST QUARTER REPORT [1]

  On March 1, 2010, the Company announced that attributable proven and probable reserves more than doubled in 2009, including an increase of 431 million ounces of silver and 220,000 ounces of gold, to a record 875 million silver equivalent ounces. In addition, attributable measured and indicated resources increased by 72%, including an increase of 141 million ounces of silver and 180,000 ounces of gold, to a record 366 million silver equivalent ounces. Attributable inferred resources increased by 4%, including an increase of 12 million ounces of silver and 50,000 ounces of gold, to a record 408 million silver equivalent ounces.

Overview

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a mining company which generates its revenue primarily from the sale of silver. The Company is listed on the New York Stock Exchange (symbol: SLW) and the Toronto Stock Exchange (symbol: SLW). In addition, the Company has share purchase warrants that trade on the Toronto Stock Exchange.

To date, the Company has entered into fourteen long-term silver purchase agreements and two long-term precious metal purchase agreements whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price. During the three months ended March 31, 2010, the per ounce price paid by the Company for silver and gold under the agreements averaged $3.97 and $300, respectively. The primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver realized by Silver Wheaton upon sale.

Outlook

Silver Wheaton is the largest silver streaming company in the world. Forecast 2010 production is 22.2 million ounces of silver and 20,000 ounces of gold, for total production of 23.5 million silver equivalent ounces. By 2013, annual production is anticipated to increase to approximately 38 million ounces of silver and 59,000 ounces of gold, for total production of over 40 million silver equivalent ounces.

The Company has approximately $280 million of cash on hand and $400 million of available credit under its revolving bank debt facility. This cash and available credit, together with strong operating cash flows, positions the Company well to pursue the acquisition of additional accretive silver interests.

SILVER WHEATON FIRST QUARTER REPORT [2]

The following table summarizes the silver and gold interests currently owned by the Company:

			Attributable	Attributable
			Silver	Gold
Silver and Gold		Location of	Percentage	Percentage	Term of	Contract
Interests	Owner	Mine	From Mine	From Mine	Agreement	Start Date
Luismin	Goldcorp Inc.	Mexico	100%	-	25 years	15-Oct-04
Zinkgruvan	Lundin Mining Corporation	Sweden	100%	-	Life of Mine	8-Dec-04
Yauliyacu	Glencore International AG	Peru	100% [1]	-	20 years	23-Mar-06
Peñasquito	Goldcorp Inc.	Mexico	25%	-	Life of Mine	24-Jul-07
Minto	Capstone Mining Corp.	Canada	100%	100% [2]	Life of Mine	1-Dec-08
Cozamin	Capstone Mining Corp.	Mexico	100%	-	10 years	4-Apr-07
Barrick
Pascua-Lama	Barrick Gold Corporation	Chile/Argentina	25%	-	Life of Mine	8-Sep-09
Lagunas Norte	Barrick Gold Corporation	Peru	100%	-	4 years [3]	8-Sep-09
Pierina	Barrick Gold Corporation	Peru	100%	-	4 years [3]	8-Sep-09
Veladero	Barrick Gold Corporation	Argentina	100% [4]	-	4 years [3]	8-Sep-09
Other
Keno Hill	Alexco Resources Corp.	Canada	25%	-	Life of Mine	2-Oct-08
La Negra	Aurcana Corporation [5]	Mexico	50%	-	Life of Mine	2-Jun-08
Mineral Park	Mercator Minerals Ltd.	USA	100%	-	Life of Mine	17-Mar-08
Neves-Corvo	Lundin Mining Corporation	Portugal	100%	-	Life of Mine [6]	5-Jun-07
Stratoni	European Goldfields Ltd. [7]	Greece	100%	-	Life of Mine	23-Apr-07
Campo Morado	Farallon Resources Ltd.	Mexico	75%	-	Life of Mine	13-May-08
Aljustrel	I'M SGPS	Portugal	100%	-	Life of Mine [6]	5-Jun-07
Loma de La Plata	Pan American Silver Corp.	Argentina	12.5%	-	Life of Mine	n/a [8]
Rosemont	Augusta Resource Corporation	USA	100%	100%	Life of Mine	11-Feb-10
1)

To a maximum of 4.75 million ounces per annum. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

2)

The Company is entitled to acquire 100% of the first 50,000 ounces of gold produced per annum and 50% thereafter, through to December 1, 2010. Following that date, the Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.

3)

Barrick will deliver to Silver Wheaton silver production from the currently producing mines until December 31, 2013. In addition, during 2014 and 2015, Silver Wheaton will be entitled to all or a portion of the silver production from these mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies a completion guarantee.

4)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.

5)	92% owned by Aurcana Corporation.

6)	With a nominal term of 50 years.

7)	95% owned by European Goldfields Ltd.

8)	Terms of the agreement not yet finalized.

LUISMIN

On October 15, 2004, the Company entered into an agreement (amended on March 30, 2006) with Goldcorp Inc. (“Goldcorp”) to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years. The Luismin operations consist of the San Dimas mine, the Los Filos mine and the San Martin mine. The San Martin mine is currently owned and operated by Starcore International Mines Ltd., but Goldcorp is responsible for delivering silver in an amount equivalent to San Martin silver production.

As of March 31, 2010, Goldcorp has delivered in excess of 37 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of approximately $300 million. As at December 31, 2009, the Luismin mines had proven and probable reserves of 70.2 million ounces of silver, measured and indicated resources of 0.7 million ounces of silver and inferred resources of 159.4 million ounces of silver (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

SILVER WHEATON FIRST QUARTER REPORT [3]

ZINKGRUVAN

On December 8, 2004, the Company entered into an agreement with Lundin Mining Corporation (“Lundin”) to acquire 100% of the silver produced by Lundin’s Zinkgruvan mining operations in Sweden for the life of mine.

As of March 31, 2010, the Zinkgruvan mine has delivered in excess of 9 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $78 million. As at December 31, 2009, Zinkgruvan had proven and probable silver reserves of 35.5 million ounces, measured and indicated silver resources of 16.9 million ounces and inferred silver resources of 10.4 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

YAULIYACU

On March 23, 2006, the Company entered into an agreement with Glencore International AG (“Glencore”) to acquire an amount equal to 100% of the silver produced from Glencore’s Yauliyacu mining operations in Peru, up to a maximum of 4.75 million ounces per year, for a period of 20 years. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows. During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Silver Wheaton has an option to extend the 20 year term of the agreement in five year increments, on substantially the same terms as the existing agreement, subject primarily to an adjustment related to silver price expectations at the time.

As of March 31, 2010, Glencore has delivered approximately 13 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $130 million. As at December 31, 2009, Yauliyacu had proven and probable silver reserves of 11.0 million ounces, measured and indicated silver resources of 43.3 million ounces and inferred silver resources of 78.2 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

PEÑASQUITO

On July 24, 2007, the Company entered into an agreement to acquire an amount equal to 25% of the silver produced from Goldcorp’s Peñasquito mining operations in Mexico for the life of mine. Goldcorp has provided a completion guarantee to Silver Wheaton that the Peñasquito mine will be constructed with certain minimum production criteria by certain dates.

As of March 31, 2010, Goldcorp has delivered in excess of 1 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $15 million. As at December 31, 2009, the Company’s 25% share of the Peñasquito proven and probable silver reserves was 267.5 million ounces, measured and indicated silver resources was 97.8 million ounces and inferred silver resources was 20.4 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

Construction of the first sulphide process line is now complete and sales of the first silver-bearing lead and zinc concentrates produced at the mine have commenced with preliminary metal grades, recoveries and concentrate quality meeting or exceeding expectations. From Silver Wheaton’s perspective, the mine has now achieved commercial production and, as a result, interest will no longer be capitalized to this silver interest.

Annual production attributable to Silver Wheaton from Peñasquito is expected to average approximately 7 million ounces of silver over the estimated 22 year mine life.

MINTO

On May 21, 2009, the Company completed the acquisition of Silverstone Resources Corp. (the “Silverstone Acquisition”). As part of the Silverstone Acquisition, the Company acquired a precious metal purchase agreement with Capstone Mining Corp. (“Capstone”) to acquire 100% of the silver and gold produced from Capstone’s Minto mine in Canada for the life of mine. The Company is entitled to acquire 100% of the first 50,000 ounces of gold produced per annum and 50% thereafter through to December 1, 2010. Following that date, the Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.

As of March 31, 2010, the Minto mine has delivered 0.2 million ounces of silver and approximately 26,000 ounces of gold to the Company under the agreement, generating cumulative operating cash flows of approximately $21 million. As at December 31, 2009, Minto had proven and probable reserves of 2.1 million ounces of silver and 220,000 ounces of gold, measured and indicated resources of 2.2 million ounces of silver and 210,000 ounces of gold and inferred resources of 0.6 million ounces of silver and 50,000 ounces of gold (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

SILVER WHEATON FIRST QUARTER REPORT [4]

COZAMIN

As part of the Silverstone Acquisition, the Company acquired a silver purchase agreement with Capstone to acquire 100% of the silver produced from Capstone’s Cozamin mine in Mexico for a period of 10 years, commencing on April 4, 2007.

As of March 31, 2010, the Cozamin mine has delivered in excess of 1 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $16 million. As at December 31, 2009, Cozamin had proven and probable silver reserves of 17.4 million ounces, measured and indicated silver resources of 3.3 million ounces and inferred silver resources of 5.7 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

BARRICK

On September 8, 2009, the Company entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero1 mines until the end of 2013. Silver Wheaton will make total upfront cash payments of $625 million, of which $212.5 million has been paid to date. The remaining $412.5 million is payable in annual installments of $137.5 million due on the first, second and third anniversaries of the transaction.

Barrick has provided Silver Wheaton with a completion guarantee, requiring them to complete Pascua-Lama to at least 75% of design capacity by December 31, 2015. During 2014 and 2015, Silver Wheaton will be entitled to the silver production from the currently producing mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies the completion guarantee. If the requirements of the completion guarantee have not been satisfied by December 31, 2015, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton will be entitled to the return of the upfront cash consideration of $625 million less a credit for silver delivered up to the date of that event.

As of March 31, 2010, Barrick has delivered approximately 2 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of approximately $24 million. As at December 31, 2009, the Company’s 25% share of the Pascua-Lama proven and probable silver reserves was 167.8 million ounces, measured and indicated silver resources was 34.0 million ounces and inferred silver resources was 3.3 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis). In addition, the Company’s estimated share of the silver resources contained in the Lagunas Norte, Pierina, and Veladero mines is 81.5 million ounces of proven and probable silver reserves, 1.6 million ounces of measured and indicated silver resources and 1.6 million ounces of inferred silver resources.

OTHER

Other silver interests consist of the following:

i.	An agreement with Mercator Minerals Ltd. to acquire an amount equal to 100% of the life of mine silver production from its Mineral Park mine in the United States;

ii.	An agreement with Aurcana Corporation to acquire an amount equal to 50% of the life of mine silver production from its 80% owned La Negra mine in Mexico;

iii.	An agreement with Hellas Gold S.A., a subsidiary of European Goldfields Ltd., to acquire 100% of the life of mine silver production from its Stratoni mine in Greece;
________________
[1] Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.

SILVER WHEATON FIRST QUARTER REPORT [5]

iv.	An agreement with Farallon Resources Ltd. to acquire an amount equal to 75% of the life of mine silver production from its Campo Morado mine in Mexico;

v.	An agreement with Alexco Resources Corp. to acquire an amount equal to 25% of the life of mine silver production from its Keno Hill project in Canada;

vi.	An agreement with I’M SGPS to acquire 100% of the life of mine silver production from its Aljustrel mine in Portugal;

vii.	An agreement with Lundin to acquire 100% of the life of mine silver production from its Neves-Corvo mine in Portugal;

viii.	An agreement with Pan American to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina;

ix.	An agreement with Augusta to acquire an amount equal to 100% of the life of mine silver and gold production from the Rosemont Copper project in the United States.

To date, the Company has received in excess of 4 million ounces of silver under these agreements, generating cumulative operating cash flows of $48 million.

Since January 1, 2009, the La Negra mine produced approximately 474,000 ounces of silver attributable to Silver Wheaton, of which approximately 129,000 ounces of silver was not delivered pursuant to the terms of the related silver purchase agreement. The Company is currently working with the management of Aurcana Corporation in order to remedy this.

SILVER WHEATON FIRST QUARTER REPORT [6]

SUMMARY OF OUNCES PRODUCED AND SOLD

	2010		2009				2008
(in thousands)	Q1 [2]	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Silver ounces produced
Luismin	1,270	1,333	1,308	1,333	1,375	1,323	1,174	1,253
Zinkgruvan	387	505	415	480	461	374	371	534
Yauliyacu	737	783	750	870	739	787	712	847
Peñasquito	520	441	165	162	160	198	113	28
Minto	62	89	46	37	-	-	-	-
Cozamin	401	388	366	262	-	-	-	-
Barrick [3]	778	756	223	-	-	-	-	-
Other [4]	791	921	707	681	507	535	361	333
	4,946	5,216	3,980	3,825	3,242	3,217	2,731	2,995
Silver equivalent ounces of gold produced [5]
Minto	507	552	233	428	-	-	-	-
Silver equivalent ounces produced	5,453	5,768	4,213	4,253	3,242	3,217	2,731	2,995
Silver ounces sold
Luismin	1,287	1,321	1,310	1,321	1,403	1,312	1,198	1,246
Zinkgruvan	498	357	433	469	451	303	418	524
Yauliyacu	581	1,027	698	546	743	602	691	750
Peñasquito	424	191	190	130	135	190	98	-
Minto	47	55	68	(1) [6]	-	-	-	-
Cozamin	281	359	384	213	-	-	-	-
Barrick [3]	783	751	187	-	-	-	-	-
Other [4]	526	613	704	260	426	331	311	344
	4,427	4,674	3,974	2,938	3,158	2,738	2,716	2,864
Silver equivalent ounces of gold sold [5]
Minto	571	441	626	12 [6]	-	-	-	-
Silver equivalent ounces sold	4,998	5,115	4,600	2,950	3,158	2,738	2,716	2,864

1)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. As at March 31, 2010, approximately 1.4 million silver equivalent ounces attributable to the Company have been produced and will be recognized in future sales as they are delivered to the Company under the terms of their contracts.

2)	Certain production figures are based on management estimates.

3)	Comprised of the Lagunas Norte, Pierina and Veladero mines.

4)	Comprised of the La Negra, Mineral Park, Stratoni, Campo Morado and Neves-Corvo mines.

5)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

6)	No concentrate shipments were made during the second quarter of 2009. Amounts reflected above represent provisional invoice adjustments.

SILVER WHEATON FIRST QUARTER REPORT [7]

QUARTERLY FINANCIAL REVIEW

	2010		2009					2008
	Q1	Q4	Q3	Q2	Q1	Q4		Q3	Q2
Total silver ounces sold (000's)	4,427	4,674	3,974	2,938	3,158	2,738		2,716	2,864
Avg realized silver price [1]	$17.27	$17.63	$15.14	$14.04	$11.90	$10.49		$14.50	$17.35
Silver sales (000's)	$76,462	$82,409	$60,194	$41,268	$37,572	$28,725		$39,371	$49,675

Total gold ounces sold	8,611	7,033	9,953	145	-	-		-	-
Avg realized gold price [1]	$1,100	$1,158	$962	$925	$-	$-		$-	$-
Gold sales (000's)	$9,476	$8,142	$9,573	$135	$-	$-		$-	$-
Total silver equivalent ounces sold [2]	4,998	5,115	4,600	2,950	3,158	2,738		2,716	2,864
Avg realized silver equivalent price [1]	$17.20	$17.70	$15.16	$14.04	$11.90	$10.49		$14.50	$17.35
Total sales (000's)	$85,938	$90,551	$69,767	$41,403	$37,572	$28,725		$39,371	$49,675
Avg cash cost, silver 1, [3]	$3.97	$3.97	$3.97	$3.99	$3.97	$3.97		$3.93	$3.93
Avg cash cost, gold 1, [3]	$300	$300	$300	$300	$-	$-		$-	$-
Net earnings (loss) (000's)	$44,630	$50,811	$33,565	$18,437	$15,111	$(54,193	) [4]	$20,241	$23,276
Earnings (loss) per share
Basic	$0.13	$0.15	$0.11	$0.07	$0.06	$(0.22)		$0.09	$0.10
Diluted	$0.13	$0.15	$0.11	$0.06	$0.06	$(0.22)		$0.08	$0.09
Cash flow from operations (000's)	$57,600	$70,981	$45,379	$26,452	$23,120	$15,446		$26,725	$35,887
Cash flow from operations per share [3]
Basic	$0.17	$0.21	$0.14	$0.09	$0.09	$0.06		$0.11	$0.16
Total assets (000's)	$2,286,100	$2,237,224	$2,299,770	$1,462,514	$1,291,750	$1,270,646		$1,284,312	$1,320,450
Total liabilities (000's)	$508,337	$513,299	$652,591	$156,614	$160,336	$382,621		$385,977	$513,757
Shareholders' equity (000's)	$1,777,763	$1,723,925	$1,647,179	$1,305,900	$1,131,414	$888,025		$898,335	$806,693

1)	Expressed as United States dollars per ounce.

2)	Gold ounces sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

3)	Refer to discussion on non-GAAP measures.

4)	Includes a $64 million non-cash write-down of long-term investments held.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of silver as well as acquisitions of silver purchase agreements.

SILVER WHEATON FIRST QUARTER REPORT [8]

Results of Operations and Operational Review

The Company currently has nine business segments: the silver produced by the Luismin, Zinkgruvan, Yauliyacu, Peñasquito, Cozamin, Barrick and Other mines, the silver and gold produced by the Minto mine and corporate operations.

					Three Months Ended March 31, 2010

				Average	Total
				realized	cash	Total		Cash flow
				price	cost	depletion	Net	from
	Ounces	Ounces		($'s per	($'s per	($'s per	earnings	(used in)
	produced [3]	sold	Sales	ounce)	ounce) [4]	ounce)	(loss)	operations

Silver
Luismin	1,270	1,287	$22,239	$17.28	$4.04	$0.79	$16,028	$17,039
Zinkgruvan	387	498	8,557	17.19	4.04	1.72	5,692	5,704
Yauliyacu	737	581	10,135	17.44	3.97	3.47	5,809	7,849
Peñasquito	520	424	7,375	17.40	3.90	2.54	4,644	5,722
Minto	62	47	789	16.61	3.90	3.69	429	408
Cozamin	401	281	4,813	17.13	4.00	4.62	2,391	4,035
Barrick [5]	778	783	13,498	17.24	3.90	3.50	7,705	8,410
Other [6]	791	526	9,056	17.23	3.90	4.51	4,637	7,515
	4,946	4,427	$76,462	$17.27	$3.97	$2.61	$47,335	$56,682
Gold
Minto	7,651	8,611	$9,476	$1,100	$300	$233	$4,885	$5,752
Silver Equivalent [7]	5,453	4,998	$85,938	$17.20	$4.04	$2.71	$52,220	$62,434
Corporate							(7,590)	(4,834)
	5,453	4,998	$85,938	$17.20	$4.04	$2.71	$44,630	$57,600

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.

2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.

3)	Certain production figures are based on management estimates.

4)	Refer to discussion on non-GAAP measures.

5)	Comprised of the Lagunas Norte, Pierina and Veladero mines.

6)	Comprised of the La Negra, Mineral Park, Stratoni, Campo Morado and Neves-Corvo mines.

7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period. The conversion ratio for the three months ended March 31, 2010 was 66.26.

SILVER WHEATON FIRST QUARTER REPORT [9]

					Three Months Ended March 31, 2009
				Average	Total
				realized	cash	Total		Cash flow
				price	cost	depletion	Net	from
	Ounces	Ounces		($'s per	($'s per	($'s per	earnings	(used in)
	produced	sold	Sales	ounce)	ounce) [3]	ounce)	(loss)	operations

Silver
Luismin	1,375	1,403	$17,174	$12.24	$4.02	$0.82	$10,376	$11,532
Zinkgruvan	461	451	5,416	12.01	4.02	1.78	2,800	3,220
Yauliyacu	739	743	8,689	11.69	3.90	3.47	3,213	5,791
Peñasquito	160	135	1,562	11.55	3.90	2.35	717	1,034
Other [4]	507	426	4,731	11.11	3.90	4.07	1,339	3,503
	3,242	3,158	$37,572	$11.90	$3.97	$2.09	$18,445	$25,080
Corporate							(3,334)	(1,960)
	3,242	3,158	$37,572	$11.90	$3.97	$2.09	$15,111	$23,120

1)	All figures in thousands except per ounce amounts.

2)	Ounces produced represent the quantity of silver contained in concentrate or doré prior to smelting or refining deductions.

3)	Refer to discussion on non-GAAP measures.

4)	Comprised of the La Negra, Campo Morado and Stratoni mines.

For the three months ended March 31, 2010, net earnings and cash flow from operations were $44.6 million and $57.6 million, respectively, compared with $15.1 million and $23.1 million for the comparable period in 2009, with the variance being primarily attributable to the following factors:

  58% increase in the number of silver equivalent ounces sold, attributable primarily to the acquisition of Silverstone and the Barrick silver interest part way through 2009;

  45% increase in the average realized selling price of silver and;

  A $4.2 million increase in corporate costs.

SILVER WHEATON FIRST QUARTER REPORT [10]

Corporate Costs

	Three Months Ended March 31
(in thousands)	2010	2009

General and administrative	$4,087	$2,719
Stock based compensation (a non-cash item)	3,108	1,859
Total general and administrative	7,195	4,578
Loss (gain) on mark-to-market of warrants held	164	(3)
Other	231	(1,241)
Total corporate costs	$7,590	$3,334

For the three months ended March 31, 2010, corporate costs increased by $4.2 million over the comparable period in the previous year, resulting from (i) a $1.4 million increase in general and administrative costs; (ii) a $1.2 million increase in stock based compensation (a non-cash item) and (iii) a one-time $1.2 million foreign exchange gain recorded in 2009 arising from the conversion of the Canadian dollar denominated net proceeds from the February 12, 2009 equity financing into US dollars.

Warrants held by the Company are for long-term investment purposes, however, due to their nature they meet the definition of a derivative and are marked-to-market on a quarterly basis. Mark-to-market gains and losses relating to the warrants are included in net earnings in the period they occur.

The Company incurred interest costs of $6.6 million during the first quarter of 2010, of which $6.2 million represents accreted interest on the future payments due in relation to the Barrick silver interest, with the remainder being attributable to interest on bank debt. All of the interest costs incurred have been capitalized in relation to the Peñasquito, Keno Hill and Barrick silver interests. For the same period in 2009, the Company incurred interest costs of $1.9 million, which were primarily capitalized to the cost of the Peñasquito, Mineral Park, Keno Hill and Campo Morado silver interests.

Non-GAAP Measures

Silver Wheaton has included, throughout this document, certain non-GAAP performance measures, including total cash costs of silver and gold on a sales basis, as well as operating cash flows per share and cash operating margin. These non-GAAP measures do not have any standardized meaning prescribed by GAAP, nor are they necessarily comparable with similar measures presented by other companies. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. Cash operating margin is defined as the realized selling price less total cash cost per silver equivalent ounce. The Company believes that certain investors use this information to evaluate the Company’s performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. During the three months ended March 31, 2010, the Company’s total cash costs, which were equivalent to the Company’s cost of sales in accordance with GAAP, were $3.97 per ounce of silver and $300 per ounce of gold (three months ended March 31, 2009 – $3.97 per ounce of silver).

Liquidity and Capital Resources

As at March 31, 2010, the Company had cash and cash equivalents of $279.7 million (December 31, 2009 - $227.6 million) and working capital of $118.3 million (December 31, 2009 – $64.2 million). Generally, the Company applies surplus cash to pay down any amounts outstanding under the revolving bank debt facility with any excess being invested in short-term bank deposits.

During the three months ended March 31, 2010, the Company generated operating cash flows of $57.6 million compared with $23.1 million during the comparable period of 2009, with the increase primarily as a result of increased silver equivalent ounces sold in addition to a higher realized price of silver.

SILVER WHEATON FIRST QUARTER REPORT [11]

During the three months ended March 31, 2010, the Company had net cash outflows from financing activities of $3.8 million, primarily related to a scheduled principal repayment of the Company’s non-revolving bank debt facility, partially offset by proceeds from share purchase options and share purchase warrants exercised during the period. During the first quarter of 2009, the Company had net cash inflows from financing activities of $0.4 million including net proceeds of an equity financing of approximately $220.6 million, which were primarily used to repay the outstanding balance of the Company’s revolving bank debt facility.

During the three months ended March 31, 2010, the Company had net cash outflows relating to investing activities of $1.9 million, primarily related to the acquisition, by way of private placement, of 3.6 million common shares of Revett Minerals Inc. (“Revett”) for total consideration of Cdn$1.2 million.

As at March 31, 2010, the Company has cash on hand of $279.7 million and $400 million available under its revolving bank debt facility as more fully described in Note 6 to the Financial Statements. In the opinion of management, cash flows, cash balances and available credit facilities are sufficient to support the Company’s normal operating requirements on an ongoing basis.

SILVER WHEATON FIRST QUARTER REPORT [12]

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

SILVER AND GOLD INTERESTS

The following table summarizes the Company’s commitments to purchase silver and gold in connection with the silver purchase agreements or precious metal purchase agreements:

	Percentage Of
	Payable		Per Ounce
	Production To Be Purchased		Cash Payment [1]		Term of	Contract Start
Silver and Gold Interests	Silver	Gold	Silver	Gold	Commitment	Date
Luismin	100%	-	$4.04 [2]	n/a	25 years	15-Oct-04
Zinkgruvan	100%	-	$4.04 [2]	n/a	Life of Mine	8-Dec-04
Yauliyacu	100% [3]	-	$3.98	n/a	20 years	23-Mar-06
Peñasquito	25%	-	$3.90 [2]	n/a	Life of Mine	24-Jul-07
Minto	100%	100% [4]	$3.90 [2]	$300 [2]	Life of Mine	1-Dec-08
Cozamin	100%	-	$4.00 [2]	n/a	10 years	4-Apr-07
Barrick
Pascua-Lama	25%	-	$3.90 [2]	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	-	$3.90 [2]	n/a	4 years [5]	8-Sep-09
Pierina	100%	-	$3.90 [2]	n/a	4 years [5]	8-Sep-09
Veladero	100% [6]	-	$3.90 [2]	n/a	4 years [5]	8-Sep-09
Other
Keno Hill	25%	-	$3.90 [2]	n/a	Life of Mine	2-Oct-08
La Negra	50%	-	$3.90 [2]	n/a	Life of Mine	2-Jun-08
Mineral Park	100%	-	$3.90 [2]	n/a	Life of Mine	17-Mar-08
Neves-Corvo	100%	-	$3.90 [2]	n/a	Life of Mine [7]	5-Jun-07
Stratoni	100%	-	$3.94 [2]	n/a	Life of Mine	23-Apr-07
Campo Morado	75%	-	$3.90 [2]	n/a	Life of Mine	13-May-08
Aljustrel	100%	-	$3.90 [2]	n/a	Life of Mine [7]	5-Jun-07
Loma de La Plata	12.5%	-	$4.00 [2]	n/a	Life of Mine	n/a [8]
Rosemont	100%	100%	$3.90 [2]	$450 [2]	Life of Mine	11-Feb-10
1)	Subject to an annual inflationary adjustment.

2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.

3)

To a maximum of 4.75 million ounces per annum. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows. The cumulative shortfall as at March 23, 2010, representing the four year anniversary, was 6.8 million ounces.

4)

The Company is committed to acquire 100% of the first 50,000 ounces of gold produced per annum and 50% thereafter, through to December 1, 2010. Following that date, the Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.

5)

The Company is committed to purchase silver production from the currently producing mines until December 31, 2013. In addition, during 2014 and 2015, the Company is committed to purchase all or a portion of the silver production from these mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies a completion guarantee.

6)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.

7)	With a nominal term of 50 years.

8)	Terms of the agreement not yet finalized.

SILVER WHEATON FIRST QUARTER REPORT [13]

In connection with the Keno Hill silver purchase agreement, the Company is committed to pay Alexco further upfront cash payments of $35 million which will be made on a drawdown basis to fund mill construction and mine development costs.

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the Rosemont mine.

In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

OTHER CONTRACTUAL OBLIGATIONS

(in thousands)	2010	2011 - 2013	2014 - 2015	After 2015	Total

Bank debt [1]	$21,420	$85,680	$21,500	$-	$128,600
Payments due under the
Barrick Silver Purchase Agreement [2]	137,500	275,000	-	-	412,500
Operating leases	359	1,494	1,043	598	3,494
Other	287	287	-	-	574
Total contractual obligations	$159,566	$362,461	$22,543	$598	$545,168

1)	Does not include payments of interest related to bank debt.

2)	The Company is committed to pay Barrick further upfront cash payments of $412.5 million, payable in three annual installments of $137.5 million each due in September of 2010, 2011 and 2012.

CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

SHARE CAPITAL

During the three months ended March 31, 2010, the Company received cash proceeds of $3.3 million (2009 - $0.1 million) from the exercise of 320,850 share purchase options (2009 – 30,167) at a weighted average exercise price of Cdn$10.53 per option (2009 – Cdn$5.32 per option).

On February 12, 2009, the Company announced that it had closed an equity financing, raising gross proceeds of Cdn$287.5 million ($230.4 million) through the issuance of 35,937,500 common shares at Cdn$8.00 per share (approximately $6.41 per share). The proceeds were primarily used to repay outstanding debt under the revolving bank loan facility.

As of May 12, 2010, there were 342,746,286 outstanding common shares, 4,909,671 share purchase options, 211,858 restricted share units and 10,469,415 share purchase warrants.

Financial Instruments

In order to mitigate the effect of short-term volatility in silver and gold prices, the Company will occasionally enter into forward contracts in relation to silver and gold deliveries it is highly confident will occur within a given quarter. The Company does not attempt to hedge its long-term exposure to commodity prices. Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.

SILVER WHEATON FIRST QUARTER REPORT [14]

The Company owns equity interests in certain junior mining companies as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Future Changes in Accounting Policies

BUSINESS COMBINATIONS

In January 2009, the CICA issued Handbook Section 1582, Business Combinations (“Section 1582”), which replaces Handbook Section 1581, Business Combinations, and Handbook Section 1601, Consolidated Financial Statements and Handbook Section 1602, Non-Controlling Interests (“Section 1602”), which replace Handbook Section 1600, Consolidated Financial Statements. These new sections are effective January 1, 2011 with earlier adoption permitted. Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. The Company has not early adopted these sections and does not anticipate the adoption of these sections to have a material impact on its financial position and results of operations.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In 2008, the Canadian Accounting Standards Board confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption may be permitted, however it will require exemptive relief on a case by case basis from the Canadian Securities Administrators. Silver Wheaton expects its first consolidated financial statements presented in accordance with IFRS to be for the three month period ended March 31, 2011, which includes presentation of its comparative results for fiscal 2010 under IFRS.

In order to prepare for the changeover to IFRS, the Company has developed an IFRS conversion plan comprised of three phases:

Phase	Description and Status
PRELIMINARY PLANNING AND SCOPING	This phase involves development of the IFRS conversion plan and has been completed. The IFRS conversion plan includes consideration of the impacts of IFRS on the Company’s consolidated financial statements, internal control over financial reporting, information systems and business activities such as foreign operations, compensation metrics, personnel and training requirements and calculation of debt covenants. Based on management’s review of IFRS and current Company processes, minimal impact is expected on information systems, operations of foreign subsidiaries and compensation metrics.

The Company has designed internal controls to facilitate its conversion to IFRS and has implemented controls relevant at this stage of the process. A training program has been developed for appropriate personnel and training activities have taken place as planned.

DETAILED IMPACT ASSESSMENT	This phase involves detailed review of IFRS relevant to the Company and identification of all differences between existing Canadian GAAP and IFRS that may or will result in accounting and/or disclosure differences in the Company’s consolidated financial statements, along with quantification of impact on key line items and disclosures. The phase includes identification, evaluation and selection of accounting policies necessary for the Company’s conversion to IFRS and evaluation of the impact on outstanding operational elements such as debt covenants and budgeting.

IMPLEMENTATION	This phase will embed the required changes for conversion to IFRS into the underlying financial close and reporting process and business processes. This will include finalization and approval of accounting policy changes, collection of financial information necessary to prepare IFRS compliant consolidated financial statements, implementation of additional internal controls, and preparation and approval of completed IFRS consolidated financial statements.

SILVER WHEATON FIRST QUARTER REPORT [15]

During 2008, the Company completed the preliminary planning and scoping phase and is now in the process of completing the detailed impact assessment. The Company has identified several differences between existing Canadian GAAP and IFRS effective as at March 31, 2010. However, these identified differences are not expected to have a material impact on the Company’s reported results and financial position or on its debt covenants. The Company has not yet determined the full accounting effects of adopting IFRS with specific outstanding items including (i) assessing the impact on financial statement disclosure, (ii) updating the detailed impact assessment for changes in standards between January 1, 2010 and January 1, 2011 and (iii) quantifying the differences, if any, between Canadian GAAP and IFRS.

Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as of the date of the first comparative balance sheet presented based on standards applicable at that time. Transitional adjustments relating to those standards where comparative figures are not required to be restated will only be made as of the first day of the year of adoption.

The following list represents a summary of the most significant identified differences between the Company’s current accounting policies in accordance with Canadian GAAP and IFRS as at March 31, 2010:

FIRST-TIME ADOPTION OF IFRS

IFRS 1, First-Time Adoption of International Financial Reporting (“IFRS 1”), provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The Company is analyzing the various accounting policy choices available and will implement those determined to be most appropriate in our circumstances. We expect to finalize our choice of optional exemptions taken under IFRS during the third quarter of 2010.

BUSINESS COMBINATIONS

Under IFRS 3, Business Combinations (“IFRS 3”), there are several differences when compared to current Canadian GAAP. The most significant of these changes to the Company are:

  The fair value of equity securities issued by the acquirer is determined at the date of acquisition;

  Consideration transferred does not include acquisition-related costs; and

  Any change in the assessment of the recoverability of the acquirer’s deferred tax assets as a result of the business combination is recognized in profit or loss.

In accordance with IFRS 1, the Company will elect not to apply this standard on a retrospective basis and will apply this standard to any acquisitions completed on or after January 1, 2010.

ASSET IMPAIRMENT

Canadian GAAP generally uses a two-step approach to impairment testing: (1) comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and (2) measuring any impairment by comparing asset carrying values with fair values. Under International Accounting Standard 36, Impairment of Assets (“IAS 36”), a one-step approach for both testing for and measuring impairment is used, with asset carrying values compared directly with (i) the higher of fair value less costs to sell; and (ii) value in use (which uses discounted future cash flows). This may potentially result in more write-downs where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis. However, the extent of any new write-downs may be partially offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of impairment losses.

SILVER WHEATON FIRST QUARTER REPORT [16]

LONG-TERM INVESTMENTS

Under IFRS 9, Financial Instruments (“IFRS 9”), the Company’s long-term investments must be recorded at fair market value, with all fair value changes being reflected in net earnings. However, as the Company’s long-term investments are strategic in nature and are not held for trading, the Company intends to make a one time, irrevocable election to present all fair value changes from the long-term investments in other comprehensive income (“OCI”). No amount recognized in OCI is ever reclassified to net earnings at a later date. Under current Canadian GAAP, fair value changes in the Company’s long-term investments are reflected in OCI unless there is an impairment which is deemed to be other-than-temporary, in which case the unrealized loss is reflected in net earnings. In December 2008, management concluded that the Company’s long-term investments were other-than-temporarily impaired, resulting in a $64 million loss being recorded in net earnings. This non-cash write down will be reallocated from retained earnings to accumulated other comprehensive income when the Company prepares its consolidated financial statements in accordance with IFRS, if this election is made.

SHARE PURCHASE WARRANTS

For Canadian GAAP purposes, share purchase warrants are classified and accounted for as equity in the Company’s consolidated financial statements. Under International Accounting Standard 32, Financial Instruments: Presentation (“IAS 32”), share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are to be classified and accounted for as a financial liability which is then marked to market on a quarterly basis with the gain or loss being reflected in the Company’s statement of operations. This accounting treatment will be applicable to the Company’s series “B” warrants which expire on December 22, 2010. This non-cash adjustment will have no effect on the Company’s cash flow or liquidity.

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

Silver Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of March 31, 2010. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton’s disclosure controls and procedures were effective as of March 31, 2010.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and, provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no significant changes in the Company’s internal control over financial reporting during the three months ended March 31, 2010.

SILVER WHEATON FIRST QUARTER REPORT [17]

LIMITATION OF CONTROLS AND PROCEDURES

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Attributable Reserves and Resources (1)

The following table sets forth the estimated Mineral Reserves and Mineral Resources (silver only, except where a purchase agreement includes gold) for the mines relating to which the Company has purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2009, unless otherwise noted:

SILVER WHEATON FIRST QUARTER REPORT [18]

ATTRIBUTABLE PROVEN AND PROBABLE RESERVES (1,2,3,8,15,16)

AS OF DECEMBER 31, 2009 UNLESS OTHERWISE NOTED(6)

		Proven			Probable		Proven & Probable
										Process
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Recovery
SILVER	Mt	g/t	M oz	Mt	g/t	M oz	Mt	g/t	M oz	% (7)
Luismin
San Dimas	2.0	371.0	24.0	3.6	320.8	36.9	5.6	338.9	60.9	94%
Los Filos(10)	22.3	4.2	3.0	54.1	3.2	5.5	76.4	3.5	8.6	5%
San Martin	0.3	15.0	0.1	0.5	38.0	0.6	0.8	28.9	0.7	55%
Peñasquito (25%)
Mill	145.1	33.1	154.5	141.0	23.0	104.4	286.2	28.1	258.9	70%
Heap Leach	18.1	14.8	8.6	-	-	-	18.1	14.8	8.6	26%
Pascua-Lama (25%)	9.6	59.9	18.4	86.6	53.7	149.4	96.1	54.3	167.8	82%
Lagunas
Norte(11)	7.3	4.0	0.9	84.2	3.6	9.8	91.5	3.6	10.7	21%
Pierina	19.4	12.6	7.8	20.2	11.7	7.6	39.5	12.1	15.4	37%
Veladero(12)	6.6	13.6	2.9	106.0	15.4	52.5	112.7	15.3	55.4	6%
Yauliyacu(13)	1.0	106.1	3.5	1.8	130.8	7.6	2.8	121.9	11.0	86%
Neves-Corvo
Copper	18.5	43.0	25.6	2.0	54.0	3.5	20.5	44.1	29.1	35%
Zinc	39.3	61.0	77.1	14.8	55.0	26.3	54.2	59.4	103.4	23%
Rosemont (14)	128.8	4.5	18.5	366.8	3.8	44.5	495.6	3.9	62.9	80%
Mineral Park(14)	309.1	2.7	27.1	79.0	2.9	7.4	388.0	2.8	34.5	42%
Zinkgruvan
Zinc	8.7	102.0	28.4	2.4	56.0	4.4	11.1	92.0	32.7	70%
Copper	2.8	30.0	2.7	0.1	30.0	0.1	2.9	30.0	2.8	78%
Aljustrel
Zinc	-	-	-	13.1	62.9	26.6	13.1	62.9	26.6	37%
Copper	-	-	-	1.7	14.6	0.8	1.7	14.6	0.8	30%
Campo Morado (75%)	0.4	273.7	3.5	1.1	186.6	6.4	1.5	210.0	9.9	50%
Stratoni	2.1	185.0	12.6	0.2	216.0	1.3	2.3	187.5	13.9	88%
Minto	9.8	6.1	1.9	1.1	4.3	0.2	10.9	5.9	2.1	81%
Cozamin
Copper	1.6	76.3	4.0	5.9	59.0	11.3	7.5	62.7	15.2	74%
Zinc	-	-	-	1.9	37.2	2.2	1.9	37.2	2.2	74%
La Negra (50%)	0.1	76.9	0.3	0.1	69.5	0.2	0.2	73.9	0.6	74%
Total Silver			425.5			509.1			934.6
GOLD
Minto	9.8	0.67	0.21	1.1	0.38	0.01	10.9	0.64	0.22	74%
Total Gold			0.21			0.01			0.22

SILVER WHEATON FIRST QUARTER REPORT [19]

ATTRIBUTABLE MEASURED & INDICATED RESOURCES (1,2,3,4,5,9,15,16)

AS OF DECEMBER 31, 2009 UNLESS OTHERWISE NOTED(6)

		Measured			Indicated		Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
SILVER	Mt	g/t	M oz	Mt	g/t	M oz	Mt	g/t	M oz
Luismin
Los Filos(10)	0.6	4.2	0.1	5.1	3.6	0.6	5.7	3.7	0.7
Peñasquito (25%)
Mill	-	-	-	117.9	25.7	97.2	117.9	25.7	97.2
Heap Leach	-	-	-	1.9	8.6	0.5	1.9	8.6	0.5
Pascua-Lama (25%)	3.0	31.3	3.0	31.8	30.4	31.0	34.8	30.4	34.0
Pierina	3.0	9.5	0.9	2.7	7.9	0.7	5.8	8.7	1.6
Yauliyacu(13)	0.5	128.9	2.2	5.9	215.9	41.1	6.5	208.6	43.3
Neves-Corvo
Copper	13.6	56.3	24.7	1.8	59.4	3.4	15.4	56.7	28.1
Zinc	23.1	56.0	41.6	1.7	50.8	2.8	24.8	55.7	44.4
Rosemont (14)	7.2	3.9	0.9	103.0	2.7	8.8	110.2	2.7	9.7
Mineral Park(14)	101.0	2.6	8.4	175.6	2.7	15.2	276.6	2.7	23.6
Zinkgruvan
Zinc	1.6	91.6	4.7	2.7	126.5	10.9	4.3	113.5	15.6
Copper	1.4	27.2	1.2	0.1	23.6	0.1	1.5	26.9	1.3
Aljustrel
Zinc	5.5	50.5	9.0	7.8	56.0	14.0	13.3	53.7	23.0
Copper	0.9	24.1	0.7	3.7	13.3	1.6	4.6	15.5	2.3
Campo Morado (75%)	0.04	58.0	0.1	3.8	164.2	19.9	3.8	163.2	20.0
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Minto	5.7	4.4	0.8	13.3	3.4	1.4	19.0	3.7	2.2
Cozamin
Copper	0.6	81.5	1.5	1.0	54.9	1.8	1.6	64.3	3.3
Keno Hill (25%)	-	-	-	0.1	920.5	3.0	0.1	920.5	3.0
La Negra (50%)	0.3	124.0	1.0	0.1	124.1	0.5	0.4	124.1	1.5
Total Silver			100.8			274.3			375.1
GOLD
Minto	5.7	0.45	0.08	13.3	0.30	0.13	19.0	0.34	0.21
Total Gold			0.08			0.13			0.21

SILVER WHEATON FIRST QUARTER REPORT [20]

ATTRIBUTABLE INFERRED RESOURCES (1,2,3,4, 5,9,15,16)

AS OF DECEMBER 31, 2009 UNLESS OTHERWISE NOTED (6)

		Inferred
	Tonnage	Grade	Contained
SILVER	Mt	g/t	M oz
Luismin
San Dimas	15.2	317.1	154.6
Los Filos(10)	50.8	1.7	2.7
San Martin	1.6	40.0	2.0
Peñasquito (25%)
Mill	36.7	17.3	20.4
Pascua-Lama (25%)	5.5	18.9	3.3
Pierina	3.7	13.8	1.6
Yauliyacu(13)	15.4	158.3	78.2
Neves-Corvo
Copper	26.4	35.0	29.8
Zinc	20.4	56.0	36.8
Rosemont (14)	163.0	2.1	11.2
Mineral Park(14)	320.1	2.3	23.9
Zinkgruvan
Zinc	4.3	67.0	9.3
Copper	1.2	30.0	1.1
Aljustrel
Zinc	10.6	48.6	16.6
Copper	2.2	11.7	0.8
Campo Morado (75%)	1.1	177.8	6.1
Stratoni	0.6	207.0	4.1
Loma de La Plata (12.5%)	0.2	76.0	0.4
Minto	5.8	2.9	0.6
Cozamin
Copper	2.4	52.6	4.0
Zinc	1.7	30.1	1.6
Keno Hill (25%)	0.03	320.2	0.3
La Negra (50%)	0.1	78.6	0.3
Total Silver			409.8
GOLD
Minto	5.8	0.25	0.05
Total Gold			0.05

SILVER WHEATON FIRST QUARTER REPORT [21]

Notes:

1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101, or the AusIMM JORC equivalent.
2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).
3.	Individual qualified persons (“QPs”), as defined by the NI 43-101, for the Mineral Reserve and Mineral Resource estimates are as follows:
	a.	Peñasquito – Robert H. Bryson, MMSA.
b.

San Dimas – Reynaldo Rivera, MAusIMM (Vice President, Exploration, Luismin, S.A. de C.V., the Mexican operating subsidiary of Goldcorp); Velasquez Spring, P.Eng. (Senior Geologist, Watts, Griffis and McOuat Limited).

	c.	Pascua-Lama – Dino Pilotto, P.Eng. (Principal Mining Consultant, SRK Consulting (Canada) Inc.); Bart A. Stryhas, Ph.D., CPG (Principal Resource Geologist, SRK Consulting (U.S.) Inc.).
	d.	Yauliyacu – Neil Burns, M.Sc., P.Geo. (Director of Geology, Silver Wheaton); Samuel Mah, M.A.Sc., P.Eng. (Director of Engineering, Silver Wheaton), both employees of the Company (the “Company QPs”).
The Company QPs are responsible for overall corporate review and all other operations and development projects.
4.

The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The Minto, Cozamin, Neves-Corvo and Aljustrel mines report Mineral Resources inclusive of Mineral Reserves. The Company QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.	Mineral Reserves and Mineral Resources are reported as of December 31, 2009, other than the following:
	a.	Resources and Reserves for San Martin are reported as of July 1, 2009.
	b.	Resources for Rosemont are reported as of October 22, 2008 and Reserves as of March 17, 2009.
	c.	Resources for Mineral Park are reported as of December 29, 2006.
	d.	Resources and Reserves for Aljustrel are reported as of December 31, 2007.
	e.	Resources for Campo Morado’s El Largo, El Rey, Naranjo and Reforma deposits are reported as of September 19, 2005.
	f.	Resources and Reserves for Stratoni are reported as of June 24, 2009.
	g.	Resources for Loma de La Plata are reported as of April 16, 2009.
	h.	Resources for Keno Hill are reported as of November 9, 2009.
	i.	Resources and Reserves for La Negra are reported as of February 15, 2008 for the Alacran deposit and March 14, 2008 for the Monica deposit Resources.
7.	Process recoveries are the average percentage of silver in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.
8.	Mineral Reserves are estimated using appropriate process recovery rates and commodity prices of $13.00 per ounce of silver, unless otherwise noted below:
	a.	San Martin – $10.00 per ounce.
	b.	Pascua-Lama, Lagunas Norte, Veladero and Pierina – $14.00 per ounce.
	c.	Neves-Corvo – 1.6% Cu cut-off for the copper Reserve and 4.3% Zn cut-off for the zinc Reserve.
	d.	Rosemont – NSR cut-off of $3.56 based on $1.75 per pound copper, $15.00 per pound molybdenum and $10.00 per ounce silver.
	e.	Mineral Park – 0.237% Cu equivalent cut-off grade (hypogene), 0.283% Cu equivalent cut-off grade (supergene); copper equivalent considers only copper and molybdenum values.
	f.	Zinkgruvan – 3.1% Zn equivalent cut-off for the zinc Reserve and 2.0% Cu cut-off for the copper Reserve
	g.	Aljustrel – 1.5% Cu cut-off for all copper Reserves and zinc cut-offs of 4.5%, 4.0% and 4.0%, respectively, for the Feitais, Moinho and Estação zinc Reserves.
	h.	Campo Morado -3.0% Zn cut-off for the Abajo, West Extension and South East zones and 5% Zn cut-off for the North zone.
	i.	Minto – copper cut-off grades of 0.62%, 0.55%, 0.58% and 0.56% for Minto Main, Minto North, Ridgetop and Area 2/118 respectively.
	j.	Cozamin – $4.00 per ounce.
9.	Mineral Resources are estimated using appropriate recovery rates and commodity prices of $15.00 per ounce of silver, unless otherwise noted below:
	a.	San Martin (excluding San Pedrito) – $10.00 per ounce; San Martin (San Pedrito only) – $5.50 per ounce.

SILVER WHEATON FIRST QUARTER REPORT [22]

	b.	Yauliyacu – $13.00 per ounce.
	c.	Neves-Corvo – 1.0% Cu cut-off for the copper Resource and 3.0% Zn cut-off for the zinc Resource.
	d.	Rosemont – 0.2% Cu cut-off.
	e.	Zinkgruvan – 3.1% Zn equivalent cut-off for the zinc Resource and 1.5% Cu cut-off for the copper Resource.
	f.	Mineral Park – 0.225% Cu equivalent cut-off grade; copper equivalent considers only copper and molybdenum values.
	g.	Aljustrel – 1.5% Cu cut-off for all copper Resources and zinc cut-offs of 4.5%, 4.0% and 4.0%, respectively, for the Feitais, Moinho and Estação zinc Resources.
	h.	Campo Morado – 3.0% Zn only cut-off grade for the G-9 zones and 5% Zn cut-off for the South West zone and El Largo, El Rey, Naranjo and Reforma deposits.
	i.	Loma de La Plata – 50 g/t silver equivalent cut-off based on $12.50 per ounce silver and $0.50 per pound lead
	j.	Minto – 0.5% Cu cut-off.
	k.	Cozamin – 1.15% Cu cut-off for San Roberto Area and 3.0% Zn cut-off for San Rafael Area.
	l.	Keno Hill – $15.25 per ounce for the Southwest and 99 Zones and $14.50 per ounce for the East Zone.
	m.	La Negra (Alacran) – $12.00 per ounce; La Negra (Monica) – $13.50 per ounce.
10.	Los Filos Resources and Reserves are reported without the Bermejal deposit, as Bermejal is not subject to the silver purchase agreement.
11.

The Company’s attributable tonnage at Lagunas Norte was estimated by assuming 2008 production levels for four years. This tonnage was pro-rated between Proven and Probable Mineral Reserves according to the ratio of the December 31, 2009 Proven and Probable Mineral Reserves for Lagunas Norte as published by Barrick, applying average reserve grades.

12.

The Company’s attributable tonnage at Veladero is estimated based on a production rate of 85,000 tonnes per day for four years. This tonnage was pro-rated between Proven and Probable Mineral Reserves according to the ratio of the December 31, 2009 Proven and Probable Mineral Reserves for Veladero as published by Barrick, applying average reserve grades.

13.

The Company’s purchase agreement (March 2006) with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years so long as production allows. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the maximum amount to be sold to the Company in subsequent years will be increased to make up the shortfall.

14.	The Mineral Park and Rosemont Resources and Reserves do not include the SX/EW leach material since this process does not recover silver.
15.

The Company has filed a technical report for each of the mineral projects considered to be material to the Company being San Dimas, Yauliyacu, Peñasquito and Pascua-Lama, which are available on SEDAR at www.sedar.com.

16.

Silver is produced as a by-product metal at all operations with the exception of the Keno Hill and Loma de La Plata projects; therefore, the economic cut-off applied to the reporting of silver Resources and Reserves will be influenced by changes in the commodity prices of other metals at the time.

SILVER WHEATON FIRST QUARTER REPORT [23]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver or gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver or gold; the absence of control over mining operations from which Silver Wheaton purchases silver and gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2009 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2010, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

SILVER WHEATON FIRST QUARTER REPORT [24]

Consolidated Statements of Operations

	Three Months Ended March 31
(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2010	2009

Sales		$85,938	$37,572
Cost of sales		20,167	12,540
Depletion		13,551	6,587
		33,718	19,127
Earnings from operations		52,220	18,445

Expenses and other income
General and administrative [1]		7,195	4,578
Loss (gain) on mark-to-market of warrants held	4	164	(3)
Other		231	(1,241)
		7,590	3,334

Net earnings		$44,630	$15,111

Basic earnings per share		$0.13	$0.06
Diluted earnings per share		$0.13	$0.06
Weighted average number of shares outstanding
Basic	8(e)	342,334	270,284
Diluted	8(e)	346,457	272,767
1) Stock based compensation (a non-cash item) included in general and administrative		$3,108	$1,859

The accompanying notes form an integral part of these unaudited consolidated financial statements.

SILVER WHEATON FIRST QUARTER REPORT [25]

Consolidated Balance Sheets

	Note	March 31	December 31
(US dollars in thousands - unaudited)		2010	2009

Assets
Current
Cash and cash equivalents		$279,658	$227,566
Accounts receivable		5,364	4,881
Other		751	1,027
		285,773	233,474

Long-term investments	4	77,358	73,747
Silver and gold interests	5	1,921,542	1,928,476
Other		1,427	1,527
		$2,286,100	$2,237,224

Liabilities
Current
Accounts payable		$2,126	$5,397
Accrued liabilities		3,844	4,578
Current portion of bank debt	6	28,560	28,560
Current portion of silver interest payments due	7	132,988	130,788
		167,518	169,323

Long-term portion of bank debt	6	100,040	107,180
Long-term portion of silver interest payments due	7	240,779	236,796
		508,337	513,299

Shareholders' Equity
Issued capital and contributed surplus	8	1,339,760	1,333,191

Retained earnings		388,464	343,834
Accumulated other comprehensive income		49,539	46,900
		438,003	390,734
		1,777,763	1,723,925
		$2,286,100	$2,237,224
Commitments and contingencies	6, 10

The accompanying notes form an integral part of these unaudited consolidated financial statements.

SILVER WHEATON FIRST QUARTER REPORT [26]

Consolidated Statements of Cash Flows

	Three Months Ended March 31
(US dollars in thousands - unaudited)	Note	2010	2009

Operating Activities
Net earnings		$44,630	$15,111
Items not affecting cash
Depreciation and depletion		13,616	6,648
Stock based compensation		3,108	1,859
Loss (gain) on mark-to-market of warrants held	4	164	(3)
Other		127	515
Change in non-cash operating working capital	9	(4,045)	(1,010)
Cash generated by operating activities		57,600	23,120

Financing Activities
Bank debt repaid	6	(7,140)	(220,640)
Shares issued	8(d)	-	230,424
Share issue costs		(85)	(9,548)
Share purchase warrants exercised		167	86
Share purchase options exercised		3,294	87
Cash (applied to) generated by financing activities		(3,764)	409

Investing Activities
Silver and gold interests		(517)	(3,371)
Long-term investments		(1,135)	138
Other		(212)	(50)
Cash applied to investing activities		(1,864)	(3,283)
Effect of exchange rate changes on cash and cash equivalents		120	(612)
Increase in cash and cash equivalents		52,092	19,634
Cash and cash equivalents, beginning of period		227,566	7,110
Cash and cash equivalents, end of period		$279,658	$26,744

At March 31, 2010, the Company’s cash and cash equivalents consisted of $279.7 million in cash (December 31, 2009 - $227.6 million) and $Nil in cash equivalents (December 31, 2009 - $Nil). Cash equivalents include term deposits and treasury bills with original maturities of less than 90 days.

The accompanying notes form an integral part of these unaudited consolidated financial statements.

SILVER WHEATON FIRST QUARTER REPORT [27]

Consolidated Statements of Shareholders’ Equity

						Accumulated
		Share	Share	Restricted		Other
	Common	Purchase	Purchase	Share	Retained	Comprehensive
(US dollars in thousands - unaudited)	Shares	Warrants	Options	Units	Earnings	Income	Total

At December 31, 2008	$630,842	$20,979	$9,756	$538	$225,910	$-	$888,025
Shares issued	230,424	-	-	-	-	-	230,424
Fair value of stock based compensation	-	-	1,689	170	-	-	1,859
Share purchase options exercised	113	-	(26)	-	-	-	87
Restricted share units exercised	106	-	-	(106)	-	-	-
Share purchase warrants exercised	113	(27)	-	-	-	-	86
Share issue costs	(9,898)	-	-	-	-	-	(9,898)
Net earnings	-	-	-	-	15,111	-	15,111
Other comprehensive income	-	-	-	-	-	5,720	5,720
At March 31, 2009	$851,700	$20,952	$11,419	$602	$241,021	$5,720	$1,131,414
Shares issued	433,709	-	-	-	-	-	433,709
Fair value of stock based compensation	-	-	1,939	212	-	-	2,151
Share purchase options exercised	12,238	-	(3,549)	-	-	-	8,689
Share purchase options issued	-	-	2,578	-	-	-	2,578
Share purchase warrants exercised	16,956	(3,263)	-	-	-	-	13,693
Share issue costs	(12,302)	-	-	-	-	-	(12,302)
Net earnings	-	-	-	-	102,813	-	102,813
Other comprehensive income	-	-	-	-	-	41,180	41,180
At December 31, 2009	$1,302,301	$17,689	$12,387	$814	$343,834	$46,900	$1,723,925
Fair value of stock based compensation	-	-	2,811	297	-	-	3,108
Share purchase options exercised	3,679	-	(385)	-	-	-	3,294
Restricted share units exercised	237	-	-	(237)	-	-	-
Share purchase warrants exercised	190	(23)	-	-	-	-	167
Net earnings	-	-	-	-	44,630	-	44,630
Other comprehensive income	-	-	-	-	-	2,639	2,639
At March 31, 2010	$1,306,407	$17,666	$14,813	$874	$388,464	$49,539	$1,777,763

The accompanying notes form an integral part of these unaudited consolidated financial statements.

SILVER WHEATON FIRST QUARTER REPORT [28]

Consolidated Statements of Comprehensive Income

	Three Months Ended March 31
(US dollars in thousands - unaudited)	Note	2010	2009

Net earnings		$44,630	$15,111
Other comprehensive income
Gain on available-for-sale securities, net of future tax benefit of $Nil	4	2,639	5,720
Comprehensive income		$47,269	$20,831

The accompanying notes form an integral part of these unaudited consolidated financial statements.

SILVER WHEATON FIRST QUARTER REPORT [29]

1.	Description of Business and Nature of Operations

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a mining company which generates its revenue primarily from the sale of silver. The Company is listed on the New York Stock Exchange (symbol: SLW) and the Toronto Stock Exchange (symbol: SLW). In addition, the Company has share purchase warrants that trade on the Toronto Stock Exchange.

To date, the Company has entered into fourteen long-term silver purchase agreements and two long-term precious metal purchase agreements whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price. During the three months ended March 31, 2010, the per ounce price paid by the Company for silver and gold under the agreements averaged $3.97 and $300, respectively. The primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver.

2.	Basis of Presentation

These interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements for the year ended December 31, 2009. These interim unaudited consolidated financial statements do not include all the information and note disclosure required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at March 31, 2010 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

3.	Changes in Accounting Policies

FUTURE CHANGES IN ACCOUNTING POLICIES

BUSINESS COMBINATIONS

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 1582, Business Combinations (“Section 1582”), which replaces Handbook Section 1581, Business Combinations, and Handbook Section 1601, Consolidated Financial Statements and Handbook Section 1602, Non-Controlling Interests (“Section 1602”), which replace Handbook Section 1600, Consolidated Financial Statements. These new sections are effective January 1, 2011 with earlier adoption permitted. Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. The Company is currently assessing the impact that these sections may have on its financial position and results of operations. The Company has not early adopted these sections.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In 2008, the Canadian Accounting Standards Board confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption may be permitted, however it will require exemptive relief on a case by case basis from the Canadian Securities Administrators. Silver Wheaton expects its first consolidated financial statements presented in accordance with IFRS to be for the three month period ended March 31, 2011, which includes presentation of its comparative results for fiscal 2010 under IFRS.

In order to prepare for the changeover to IFRS, the Company has developed an IFRS conversion plan and is currently undertaking activities according to plan. The IFRS changeover is expected to impact the presentation and/or valuations of balances and transactions in the Company’s quarterly and annual consolidated financial statements and related notes effective January 1, 2011, however continued progress on the IFRS conversion plan is necessary before the Company is able to describe or quantify those effects.

SILVER WHEATON FIRST QUARTER REPORT [30]

4.	Long-Term Investments

(in thousands)	March 31, 2010	December 31, 2009

Available-for-sale	$76,277	$72,502
Warrants	1,081	1,245
	$77,358	$73,747

AVAILABLE-FOR-SALE

	March 31, 2010		December 31, 2009
		Mark-to-Market
		Gains (Losses)
		Included
(in thousands)	Fair Value	in OCI	Fair Value

Bear Creek	$38,488	$256	$38,232
Revett	9,002	2,051	5,815
Mines Management	6,646	(210)	6,856
Other	22,141	542	21,599
	$76,277	$2,639	$72,502

WARRANTS

	March 31, 2010		December 31, 2009
		Mark-to-Market
		Gains (Losses)
		Included
(in thousands)	Fair Value	in Earnings	Fair Value

Revett	398	116	282
Other	683	(280)	963
	$1,081	$(164)	$1,245

During the three months ended March 31, 2010, the Company acquired, by way of private placement, 3.6 million common shares of Revett Minerals Inc. (“Revett”) for total consideration of Cdn$1.2 million. As a result, at March 31, 2010, Silver Wheaton owned 21.5 million common shares representing approximately 17% of the outstanding shares of Revett on an undiluted basis as well as warrants exercisable to acquire an additional 1.2 million common shares.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

SILVER WHEATON FIRST QUARTER REPORT [31]

5.	Silver and Gold Interests

	March 31, 2010			December 31, 2009
		Accumulated			Accumulated
(in thousands)	Cost	Depletion	Net	Cost	Depletion	Net

Luismin	$194,807	$(16,390)	$178,417	$194,807	$(15,379)	$179,428
Zinkgruvan	77,919	(15,453)	62,466	77,919	(14,599)	63,320
Yauliyacu	285,292	(45,244)	240,048	285,292	(43,227)	242,065
Peñasquito	524,625	(3,295)	521,330	524,365	(2,217)	522,148
Minto	54,805	(7,661)	47,144	54,805	(5,478)	49,327
Cozamin	41,959	(5,796)	36,163	41,959	(4,497)	37,462
Barrick [1]	589,810	(6,079)	583,731	583,485	(3,339)	580,146
Other [2]	272,500	(20,257)	252,243	272,268	(17,688)	254,580
	$2,041,717	$(120,175)	$1,921,542	$2,034,900	$(106,424)	$1,928,476

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero mines.

2)	Comprised of the La Negra, Mineral Park, Keno Hill, Neves-Corvo, Stratoni, Campo Morado, Aljustrel and Loma de La Plata mines.

The value allocated to reserves is classified as depletable upon commercial production and is depleted on a units-of-sale basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is the value beyond proven and probable reserves allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	March 31, 2010			December 31, 2009
		Non-			Non-
(in thousands)	Depletable	Depletable	Total	Depletable	Depletable	Total

Luismin	$44,501	$133,916	$178,417	$36,747	$142,681	$179,428
Zinkgruvan	40,115	22,351	62,466	41,829	21,491	63,320
Yauliyacu	13,114	226,934	240,048	15,132	226,933	242,065
Peñasquito	405,033	116,297	521,330	10,895	511,253	522,148
Minto	35,534	11,610	47,144	34,445	14,882	49,327
Cozamin	36,163	-	36,163	36,419	1,043	37,462
Barrick 1, [2]	39,823	543,908	583,731	33,907	546,239	580,146
Other [3]	118,514	133,729	252,243	97,917	156,663	254,580
	$732,797	$1,188,745	$1,921,542	$307,291	$1,621,185	$1,928,476

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero mines.

2)	The amount reflected as depletable is based on the value of the reserves relating to the Lagunas Norte, Pierina and Veladero mines.

3)	Comprised of the La Negra, Mineral Park, Keno Hill, Neves-Corvo, Stratoni, Campo Morado, Aljustrel and Loma de La Plata mines.

ROSEMONT

On February 11, 2010, the Company entered into an agreement with Augusta Resource Corporation (“Augusta”) to acquire an amount equal to 100% of the life of mine silver and gold production from its Rosemont Copper project (“Rosemont”) in the United States. The Company will make total upfront cash payments of $230 million payable in installments to partially fund construction of the mine commencing once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of Rosemont. In addition, a per ounce cash payment of the lesser of $3.90 per ounce of silver and $450 per ounce of gold (both subject to an inflationary adjustment) or the prevailing market price is due, for silver and gold delivered under the agreement. Augusta anticipates that key operating permits will be received in 2011 and has provided a completion guarantee with certain minimum production criteria required to be met by specific dates.

SILVER WHEATON FIRST QUARTER REPORT [32]

LOMA DE LA PLATA

On February 25, 2010, the Company elected to convert the debenture with Pan American Silver Corp. ("Pan American") into an agreement to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project located in Argentina. Silver Wheaton will make total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction. In addition, a per ounce cash payment of $4.00 is due for silver delivered under the agreement. Silver Wheaton and Pan American expect to finalize the definitive terms of the silver purchase agreement by the end of 2010.

6.	Bank Debt

The Company has a $200 million non-revolving term loan (the “Term Loan”) and a $400 million revolving term loan (the “Revolving Loan”). The Revolving Loan and the Term Loan have 7 year terms with the Term Loan requiring equal quarterly principal repayments (together with accrued interest). Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the increase in cash balances reported for the quarter. The Revolving Loan can be drawn down at any time to finance acquisitions or investments, with $10 million being available for general corporate purposes.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon the Company’s leverage ratio. Undrawn amounts are subject to a commitment fee of 0.2% to 0.45% per annum, dependent on the Company’s leverage ratio. Under the credit agreement, the Company is required to maintain a debt service coverage ratio greater than or equal to 1.25:1, a leverage ratio less than or equal to 3.5:1, and a tangible net worth greater than 80% of the tangible net worth at June 30, 2007 plus 50% of net earnings for each fiscal quarter thereafter. Both the Term Loan and the Revolving Loan are secured against the Company’s assets, including the Company’s silver and gold interests and long-term investments.

During the three months ended March 31, 2010, the Company repaid $7.1 million of the balance outstanding on the Term Loan. As at March 31, 2010, the Company had $400 million available under its revolving debt facility.

The Company is in compliance with the debt covenants described above.

		March 31, 2010
(in thousands)	Term Loan	Revolving Loan	Total

Current portion	$28,560	$-	$28,560
Long-term portion	100,040	-	100,040
	$128,600	$-	$128,600

Interest capitalized during period	$369	$-	$369
Effective interest rate	1.13%	0.00%	1.13%

SILVER WHEATON FIRST QUARTER REPORT [33]

		March 31, 2009
(in thousands)	Term Loan	Revolving Loan	Total

Current portion	$28,560	$-	$28,560
Long-term portion	128,600	-	128,600
	$157,160	$-	$157,160

Interest capitalized during period	$1,252	$648	$1,900
Effective interest rate	3.10%	2.02%	2.61%

The Company’s bank debt is classified as held to maturity and reported at amortized cost using the effective interest method.

The required principal payments under the Term Loan and the Revolving Loan for the next five years are as follows:

(in thousands)	Term Loan	Revolving Loan	Total

2010	$21,420	$-	$21,420
2011	28,560	-	28,560
2012	28,560	-	28,560
2013	28,560	-	28,560
2014	21,500	-	21,500
	$128,600	$-	$128,600

7.	Silver Interest Payments Due

On September 8, 2009, the Company entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero mines until the end of 2013. Silver Wheaton will make total upfront cash payments of $625 million payable in installments, of which $212.5 million has been paid to date. The remaining $412.5 million is payable in annual installments of $137.5 million due on the first, second and third anniversaries of the transaction. The financial liability relating to these future payments has been discounted using an annual discount rate of 6.9%, which represents management’s best estimate of the market rate of interest at which the Company could borrow money under similar terms and conditions. The silver interest payments due is classified as held to maturity and reported at amortized cost using the effective interest method. Total interest costs of $51 million will accrete over the term of this obligation and will be capitalized to the cost of the Barrick silver interest, until the Pascua-Lama mining operation is commissioned. To date, $12.3 million of the interest costs have been accreted to the cost of the Barrick silver interest, of which $6.2 million was recorded in the first quarter of 2010.

SILVER WHEATON FIRST QUARTER REPORT [34]

8.	Shareholders’ Equity

	Note	March 31	December 31
(US dollars and shares in thousands)		2010	2009

Contributed Surplus
Share purchase options	8(a)	$14,813	$12,387
Restricted share units	8(b)	874	814
Share purchase warrants	8(c)	17,666	17,689
		33,353	30,890
Issued Capital
Share capital issued and outstanding: 342,547 (December 31, 2009: 342,187)	8(d)	1,306,407	1,302,301
		$1,339,760	$1,333,191

A) SHARE PURCHASE OPTIONS

The Company has established a share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date.

Stock based compensation expense during the three months ended March 31, 2010 included $2.8 million of amortization of the fair value of share purchase options issued, compared to $1.7 million during the comparable period of 2009.

During the first quarter of 2010, the Company issued 1,188,700 options with a weighted average exercise price of Cdn$15.89 per option and a fair value of $6.4 million (Cdn$5.57 per option), which was determined using the Black-Scholes option value method. For the same period in 2009, the Company issued 1,127,000 options with a weighted average exercise price of Cdn$9.08 per option and a fair value of $2.6 million (Cdn$2.90 per option), also determined using the Black-Scholes option value method. The following weighted average assumptions were used in computing the fair value of stock options:

	Three Months Ended March 31
	2010	2009

Black-Scholes weighted average assumptions
Expected dividend yield	-	-
Expected volatility	55.00%	50.00%
Risk-free interest rate	1.70%	1.39%
Expected option life, in years	2.50	2.50
Weighted average fair value per option granted	Cdn$5.57	Cdn$2.90

At March 31, 2010, there were 5,005,078 share purchase options outstanding with a weighted average exercise price of Cdn$12.93 per option.

SILVER WHEATON FIRST QUARTER REPORT [35]

B) RESTRICTED SHARE UNITS

During the first quarter of 2010, the Company issued 139,300 restricted share units at a price of Cdn$15.89 and a fair value of $2.2 million compared to 42,954 restricted share units at a price of Cdn$9.08 and a fair value of $0.3 million during the comparable period of 2009.

Stock based compensation expense during the three months ended March 31, 2010 included $0.3 million of amortization of the fair value of restricted share units issued, compared to $0.2 million during the comparable period of 2009.

At March 31, 2010, there were 211,858 restricted share units outstanding.

C) SHARE PURCHASE WARRANTS

The following table summarizes information about the warrants outstanding at March 31, 2010:

	Share Purchase
	Warrants Outstanding	Exercise Price	Expiry Date
Series “B” warrants	7,763,650	Cdn$10.00	December 22, 2010
New warrants	2,718,265	$20.00	September 5, 2013
	10,481,915

Each series “B” warrant and new warrant (TSX: SLW.WT.B and SLW.WT.U, respectively) entitles the holder the right to purchase one of the Company’s common shares.

D) SHARES ISSUED

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at March 31, 2010, the Company had no preference shares outstanding.

A summary of the Company’s issued and outstanding common shares at March 31, 2010 and December 31, 2009 and the changes for the periods ending on those dates is presented below:

		Weighted Average
	Number of Shares	Price (Cdn$)
At December 31, 2008	251,497,746
Shares issued	85,275,582	9.19
Share purchase options exercised	1,945,305	4.86
Share purchase warrants exercised	3,455,636	4.27
Restricted share units exercised	12,355	-
At December 31, 2009	342,186,624
Share purchase options exercised	320,850	10.53
Share purchase warrants exercised	17,250	10.00
Restricted share units exercised	21,988	-
At March 31, 2010	342,546,712

On February 12, 2009, the Company announced that it had closed a bought deal equity financing, raising gross proceeds of Cdn$287.5 million ($230.4 million) through the issuance of 35,937,500 common shares at Cdn$8.00 per share (approximately $6.41 per share). The proceeds were primarily used to repay outstanding debt under the revolving bank loan facility.

SILVER WHEATON FIRST QUARTER REPORT [36]

On May 21, 2009, the Company closed the acquisition of Silverstone Resources Corp. (“Silverstone”) through the issuance of 23,434,332 common shares and 1,367,364 share purchase options of Silver Wheaton which were issued on conversion of previously issued fully vested share purchase options of Silverstone. Including acquisition costs, the transaction was valued at approximately $152 million.

On September 30, 2009, in conjunction with the Barrick acquisition, the Company closed a bought deal equity financing, raising gross proceeds of $287.5 million through the issuance of 25,903,750 common shares at $11.10 per share, with part of the net proceeds being used to finance the initial upfront payment of $212.5 million made to Barrick. The remaining net proceeds from the equity financing are available for general corporate purposes including funding the acquisition of future silver interests.

E) DILUTED EARNINGS PER SHARE

Diluted earnings per share is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended March 31
(in thousands)	2010	2009
Basic weighted average number of shares outstanding	342,334	270,284
Effect of dilutive securities
Share purchase options	1,065	690
Share purchase warrants	2,941	1,722
Restricted share units	117	71
Diluted weighted average number of shares outstanding	346,457	272,767

The following lists the share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$16.08, compared to Cdn$8.40 for the comparable period in 2009.

	Three Months Ended March 31
(in thousands)	2010	2009
Share purchase options	677	3,443
Share purchase warrants	2,718	10,499

9.	Supplemental Cash Flow Information

	Three Months Ended March 31
(in thousands)	2010	2009

Change in non-cash working capital
Accounts receivable	$(483)	$(288)
Accounts payable	(3,271)	(662)
Accrued liabilities	(567)	(129)
Other	276	69

	$(4,045)	$(1,010)

Interest paid	$399	$3,055

SILVER WHEATON FIRST QUARTER REPORT [37]

10.	Commitments And Contingencies

The following table summarizes the Company’s commitments to purchase silver and gold in connection with the silver purchase agreements or precious metal purchase agreements:

	Percentage Of
	Payable		Per Ounce
	Production To Be Purchased		Cash Payment [1]		Term of	Contract Start
Silver and Gold Interests	Silver	Gold	Silver	Gold	Commitment	Date
Luismin	100%	-	$4.04 [2]	n/a	25 years	15-Oct-04
Zinkgruvan	100%	-	$4.04 [2]	n/a	Life of Mine	8-Dec-04
Yauliyacu	100% [3]	-	$3.98	n/a	20 years	23-Mar-06
Peñasquito	25%	-	$3.90 [2]	n/a	Life of Mine	24-Jul-07
Minto	100%	100% [4]	$3.90 [2]	$300 [2]	Life of Mine	1-Dec-08
Cozamin	100%	-	$4.00 [2]	n/a	10 years	4-Apr-07
Barrick
Pascua-Lama	25%	-	$3.90 [2]	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	-	$3.90 [2]	n/a	4 years [5]	8-Sep-09
Pierina	100%	-	$3.90 [2]	n/a	4 years [5]	8-Sep-09
Veladero	100% [6]	-	$3.90 [2]	n/a	4 years [5]	8-Sep-09
Other
Keno Hill	25%	-	$3.90 [2]	n/a	Life of Mine	2-Oct-08
La Negra	50%	-	$3.90 [2]	n/a	Life of Mine	2-Jun-08
Mineral Park	100%	-	$3.90 [2]	n/a	Life of Mine	17-Mar-08
Neves-Corvo	100%	-	$3.90 [2]	n/a	Life of Mine [7]	5-Jun-07
Stratoni	100%	-	$3.94 [2]	n/a	Life of Mine	23-Apr-07
Campo Morado	75%	-	$3.90 [2]	n/a	Life of Mine	13-May-08
Aljustrel	100%	-	$3.90 [2]	n/a	Life of Mine [7]	5-Jun-07
Loma de La Plata	12.5%	-	$4.00 [2]	n/a	Life of Mine	n/a [8]
Rosemont	100%	100%	$3.90 [2]	$450 [2]	Life of Mine	11-Feb-10
1)	Subject to an annual inflationary adjustment.

2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.

3)

To a maximum of 4.75 million ounces per annum. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows. The cumulative shortfall as at March 23, 2010, representing the four year anniversary, was 6.8 million ounces.

4)

The Company is committed to acquire 100% of the first 50,000 ounces of gold produced per annum and 50% thereafter, through to December 1, 2010. Following that date, the Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.

5)

The Company is committed to purchase silver production from the currently producing mines until December 31, 2013. In addition, during 2014 and 2015, the Company is committed to purchase all or a portion of the silver production from these mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies a completion guarantee.

6)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.

7)	With a nominal term of 50 years.

8)	Terms of the agreement not yet finalized.

In connection with the Keno Hill silver purchase agreement, the Company is committed to pay Alexco further upfront cash payments of $35 million which will be made on a drawdown basis to fund mill construction and mine development costs.

SILVER WHEATON FIRST QUARTER REPORT [38]

In connection with the Barrick silver purchase agreement, the Company is committed to pay Barrick further upfront cash payments of $412.5 million, payable in three annual installments of $137.5 million each due in September of 2010, 2011 and 2012.

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the Rosemont mine.

In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

The Company is committed to an annual operating lease for the Company’s office space and certain other commitments. The minimum annual payments for the next five years and thereafter are as follows:

(in thousands)
2010	$646
2011	780
2012	497
2013	504
2014	519
Thereafter	1,122
Total	$4,068

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

11.	Segmented Information

The Company’s reportable operating segments are summarized in the table below.

				Three Months Ended March 31, 2010
				Earnings	Cash flow
				from	from
(in thousands)	Sales	Cost of sales	Depletion	operations	operations	Total assets

Luismin	$22,239	$5,200	$1,011	$16,028	$17,039	$178,417
Zinkgruvan	8,557	2,011	854	5,692	5,704	62,466
Yauliyacu	10,135	2,309	2,017	5,809	7,849	240,048
Peñasquito	7,375	1,653	1,078	4,644	5,722	521,330
Minto	10,265	2,768	2,183	5,314	6,160	47,144
Cozamin	4,813	1,123	1,299	2,391	4,035	36,163
Barrick	13,498	3,053	2,740	7,705	8,410	583,731
Other [1]	9,056	2,050	2,369	4,637	7,515	252,243
Corporate					(4,834)	364,558
Consolidated	$85,938	$20,167	$13,551	$52,220	$57,600	$2,286,100

1)	Comprised of the La Negra, Mineral Park, Keno Hill, Neves-Corvo, Stratoni, Campo Morado, Aljustrel and Loma de La Plata mines.

SILVER WHEATON FIRST QUARTER REPORT [39]

				Three Months Ended March 31, 2009
				Earnings	Cash flow
				from	from
(in thousands)	Sales	Cost of sales	Depletion	operations	operations	Total assets

Luismin	$17,174	$5,642	$1,157	$10,376	$11,532	$182,010
Zinkgruvan	5,416	1,812	803	2,800	3,220	65,564
Yauliyacu	8,689	2,898	2,578	3,213	5,791	249,951
Peñasquito	1,562	527	318	717	1,034	522,625
Other [1]	4,731	1,661	1,731	1,339	3,503	213,622
Corporate					(1,960)	57,978
Consolidated	$37,572	$12,540	$6,587	$18,445	$23,120	$1,291,750

1)	Comprised of the La Negra, Mineral Park, Keno Hill, Stratoni and Campo Morado mines.

SILVER WHEATON FIRST QUARTER REPORT [40]

CORPORATE INFORMATION

CANADA – HEAD OFFICE
Silver Wheaton Corp.
Park Place, Suite 3150
666 Burrard Street
Vancouver, BC V6C 2X8
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
Silver Wheaton (Caymans) Ltd.
Unit #5 - 201 Governors Square
23 Lime Tree Bay Avenue
P.O. Box 1791 George Town, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: SLW
New York Stock Exchange: SLW

DIRECTORS
Peter Barnes
Lawrence Bell
George Brack
John Brough
Peter Gillin
Douglas Holtby, Chairman
Eduardo Luna
Wade Nesmith

OFFICERS
Peter Barnes
Chief Executive Officer

Randy Smallwood
President

Gary Brown
Chief Financial Officer

Curt Bernardi
Vice President,
Legal & Corporate Secretary

TRANSFER AGENT
CIBC Mellon Trust Company
1600 - 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 643 5500

Email: inquiries@cibcmellon.com

AUDITORS
Deloitte & Touche LLP
Vancouver, BC

INVESTOR RELATIONS
Brad Kopp
Vice President, Investor Relations
Toll-free: 1 800 380 8687
Email: info@silverwheaton.com

SILVER WHEATON CORP. 666 Burrard Street, Suite 3150, Vancouver, BC Canada V6C 2X8
T 604-684-9648 F 604-684-3123 www.silverwheaton.com